Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. to File Revised Technical Report for Molejon

Vancouver, BC – May 8, 2012: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) reports that it will tomorrow file on SEDAR a revised technical report relating to its Molejon project (the “New Molejon Report”). The New Molejon Report has been submitted to the British Columbia Securities Commission and addresses the deficiencies noted in the Company’s May 3, 2012, press release.

The technical and economic analysis in the New Molejon Report has been upgraded to the level required for a pre-feasibility study in order to support the establishment of mineral reserves. The information contained in this New Molejon Report supersedes and replaces all information previously provided by the Company with respect to the Molejon property.

The Company is currently progressing with technical reports on its adjacent exploration targets, Botija Abajo, Brazo, Palmilla and Oro del Norte, which do not constitute part of the New Molejon Report.

The revised report, which was prepared by consultants Behre Dolbear, confirms 643,266 proven and probable ounces of gold reserves, consistent with previous disclosures by the Company, and 1,008,693 proven and probable ounces of silver reserves that had not been included in the previously filed report.

Highlights of the revised report are shown below:

  The Molejon deposit contains 31.6 million tonnes (Mt) of Measured plus Indicated mineral resources averaging 0.80 g/t gold and 1.74 g/t silver at a cut-off of 0.20 g/t gold.

  In addition to the gold and silver mineralization, the authors have identified 61.4 Mt of waste material within their current pit design suitable for the production of aggregate construction products.

Measured and Indicated Mineral Resources
(as of January 1, 2011)
Category	Gold			Silver
	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000s)	(g/t)	(oz)	(000s)	(g/t)	(oz)
Measured	14,743	1.09	514,500	11,417	2.23	819,100
Indicated	16,843	0.56	302,900	14,968	1.31	628,100
Total	31,586	0.80	817,400	26,385	1.74	1,447,200

Aggregate
Measured	0	N/A	N/A	N/A	N/A	N/A
Indicated	61,352	N/A	N/A	N/A	N/A	N/A
Total	61,352	N/A	N/A	N/A	N/A	N/A

Inferred Mineral Resources
(as of January 1, 2011)
	Tonnes	Gold		Silver
	(000s)	Grade (g/t)	Contained	Grade (g/t)	Contained (oz)
			(oz)
Gold and Silver Mineralization (at cut-off of 0.2 g Au/t)
Inferred	3,330	0.35	37,100	1.05	60,200
Aggregate
Inferred	0	N/A	N/A	N/A	N/A

Proven and Probable Reserves
(as of January 1, 2011)
	Tonnes	Gold		Silver
	(000s)	Grade (g/t)	Contained	Grade (g/t)	Contained (oz)
			(oz)
Gold Mineralization
Proven	9,072	1.549	451,884	2.39	697,315
Probable	6,259	0.951	191,382	1.55	311,378
Total	15,330	1.305	643,266	2.05	1,008,693
Aggregate
Proven	0	N/A	N/A	N/A	N/A
Probable	36,786	N/A	N/A	N/A	N/A
Total	36,786	N/A	N/A	N/A	N/A

The revised report indicates that under the current operating conditions of a 2,500tpd mill process and a 2.2Mt/yr heap leach operation, the LOM is approximately 6 years which is expected to be extended by mineralized material from adjacent deposits currently being evaluated. In this regard the Company wishes to inform that it expects to complete shortly a compliant report on Botija Abajo.

The Qualified Persons, who have prepared the technical information in the New Molejon Report, from Behre Dolbear are Robert D. Archibald, Betty L. Gibbs, Richard S. Kunter, Michael D. Martin and Baltazar Solano-Rico. Mr. Michael D. Martin is the Qualified Person who has approved the technical information, supported by the New Molejon Report, contained in this news release. All aforementioned Qualified Persons are independent of the Company.

Since the measurement date of January 2011, until April 2012, the Company has mined, for stockpile and production, a total of 164,838 gold ounces of which 91,857 gold ounces remained in stock at the end of April 2012. During the same period the Company produced at an average running rate of 5,298 gold ounces monthly.

The Company also informs that, in addition to the New Molejon Report, it expects to file during the next few days a revised technical report relating to its Lomero-Poyatos project in Spain, which will similarly address the deficiencies previously noted in connection with that report.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of its 100% owned 842 square kilometer concession lands in Panama - a region known historically for gold content. In addition, the Company has acquired 100% of the Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

Disclaimer. This press release includes forward looking statements. All statements, other than statements of historical fact, contained in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond Petaquilla’s control that would cause events to be materially different from future events expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions. Any forward looking statements speak only as at the date of this document. As a result of these factors, the events described in the forward-looking statements in this press release may not occur either partially or at all.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.